SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Advanced Neuromodulation Systems, Inc.
(Name of Subject Company)

Advanced Neuromodulation Systems, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.05 PER SHARE
(INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

Christopher G. Chavez
President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.
6901 Preston Road
Plano, Texas 75024
(972) 309-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Kenneth G. Hawari General Counsel and Executive Vice President Advanced Neuromodulation Systems, Inc. 6901 Preston Road Plano, Texas 75024-2508 (972) 309-8000	Joseph Cialone, II Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, TX 77002-4995 (713) 229-1234
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 6 (this "Amendment") further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the "Statement"), originally filed with the Securities and Exchange Commission on October 19, 2005, by Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), relating to the third-party tender offer by Apollo Merger Corp., a Texas corporation ("Purchaser" or "Apollo") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent" or "St. Jude Medical"), to purchase all of the issued and outstanding shares of common stock of the Company, par value $.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and the Second Amendment to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(2) and (a)(3) this Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement. The purpose of this Amendment is to attach a press release filed by St. Jude Medical on November 21, 2005.

1

Item 9.    Exhibits.

        The following Exhibits are attached hereto:

Exhibit Number	Description
(a)(1)	Letter to the shareholders of the Company, dated October 18, 2005.*
(a)(2)	Offer to Purchase, dated October 18, 2005.*
(a)(3)	Form of Letter of Transmittal.*
(a)(4)	Opinion of Piper Jaffray & Co., dated as of October 14, 2005 (included as Annex A to this Statement).*
(a)(5)(i)
Joint Press Release issued by the Company and St. Jude Medical on October 16, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 17, 2005).
(a)(5)(ii)
Letter to employees of the subject company dated October 17, 2005 with attached fact sheet (incorporated by reference to Exhibit 99.1 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(iii)
Employee Questions and Annswers, dated October 17, 2005 (incorporated by reference to Exhibit 99.2 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(iv)	Subject company fact sheet (incorporated by reference to Exhibit 99.3 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(v)
Customer Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.4 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(vi)
Form of Clinical Studies Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.5 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(vii)
Form of Supplier Letter, dated October 17, 2005 (incorporated by reference to Exhibit 99.6 of the pre-commencement Solicitation/Recommendation Statement on Form 14D-9 filed by the Company on October 17, 2005).
(a)(5)(viii)	Form of letter to employees of the Company dated October 19, 2005.*
(a)(5)(ix)	International Customer Letter dated October 27, 2005.*
(a)(5)(x)	Press Release issued by the Company on October 27, 2005 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on October 27, 2005).
(a)(5)(xi)	Employee Questions and Answers, Part II, dated October 27, 2005.*
(a)(5)(xii)	Press Release issued by St. Jude Medical on November 4, 2005.*
(a)(5)(xiii)	Press Release issued by St. Jude Medical on November 11, 2005.*
(a)(5)(xiv)	Press Release issued by St. Jude Medical on November 16, 2005.*
(a)(5)(xv)	Press Release issued by St. Jude Medical on November 21, 2005.
(a)(6)(i)	Part 13 of the Texas Business Corporation Act.*
(a)(6)(ii)	Articles 5.11, 5.12, 5.13 and 5.16(E) of the Texas Business Corporation Act.*

(e)(1)
Agreement and Plan of Merger, dated as of October 15, 2005, among St. Jude Medical, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on October 17, 2005).
(e)(2)	Information Statement of the Company, dated October 18, 2005 (included as Annex B hereto).*
(e)(3)	Confidentiality Agreement dated July 28, 2005 between the Company and St. Jude Medical.*
(e)(4)	Special Termination Agreement between the Company and Christopher G. Chavez, President and Chief Executive Officer, dated as of April 1, 2002.*
(e)(5)	Special Termination Agreement between the Company and Mr. Kenneth G. Hawari, General Counsel, Executive Vice President—Corporate Development and Secretary, dated as of April 1, 2002.*
(e)(6)	Special Termination Agreement between the Company and Mr. Scott F. Drees, Executive Vice President—Operations, dated as of May 25, 2001.*
(e)(7)	Special Termination Agreement between the Company and Mr. F. Robert Merrill, III, Chief Financial Officer, dated as of May 25, 2001.*
(e)(8)	Special Termination Agreement between the Company and Mr. James P. Calhoun, Vice President—Human Resources, dated as of May 25, 2001.*
(e)(9)	Special Termination Agreement between the Company and Mr. John H. Erickson, Vice President—Research & Development, dated as of May 25, 2001.*
(e)(10)	Special Termination Agreement between the Company and Mr. Stuart B. Johnson, Vice President—Manufacturing, dated as of May 25, 2001.*
(e)(11)	Second Amendment to Rights Agreement, dated as of October 14, 2005.*
(g)	Not applicable.

*
Previously filed.